Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free writing Prospectus dated June 1, 2017

Relating to Preliminary Prospectus dated May 25, 2017

Registration No. 333-196798

Plymouth Industrial REIT, Inc.

This Free Writing Prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated June 1, 2017 (the “Updated Preliminary Prospectus”), and to provide you with a hyperlink to Amendment No. 8 to the Registration Statement on Form S-11 (File No. 333-196798) of Plymouth Industrial REIT, Inc. (“Amendment No. 8”), which includes the Updated Preliminary Prospectus. The Updated Preliminary Prospectus and this Free Writing Prospectus have been filed solely to reflect the impact of the non-cash expense related to the grant of an aggregate of 125,000 restricted shares of our common stock to our executive officers and independent directors upon the closing of this offering. This Free Writing Prospectus presents below certain information included in the Updated Preliminary Prospectus under the sections “Summary Selected Financial Information,” “Distribution Policy—Estimated Cash Available for Distribution, as Adjusted,” “Selected Financial Information,” Management’s Discussion of Financial Condition and Results of Operations—Non-GAAP Financial Measures,” “Pro Forma Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2017,” “Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2016” and “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.” Other than the information italicized below, there have been no changes to the previously filed preliminary prospectus. References to “company,” “we,” “us” and “our” are used in the manner described in the Updated Preliminary Prospectus. The Updated Preliminary Prospectus forms a part of our Registration Statement on Form S-11 (File No. 333-196798) to which this Free Writing Prospectus relates. You should carefully read the Updated Preliminary Prospectus before deciding to invest in our common stock.

To review a filed copy of Amendment No. 8 and the Updated Preliminary Prospectus, click the following link:

(In thousands)	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma Consolidated	Historical Consolidated		Pro Forma Consolidated	Historical Consolidated
	2017	2017	2016	2016	2016	2015
	(Unaudited)	(Unaudited)		(Unaudited)
Rental revenue	$4,938	$4,938	$4,808	$19,658	$19,658	$19,290
Equity investment income (loss)	1	1	30	230	230	(85)
Total revenues	4,939	4,939	4,838	19,888	19,888	19,205

Operating expenses:
Property	1,408	1,408	1,412	5,927	5,927	5,751
Depreciation and amortization	2,772	2,772	3,028	11,674	11,674	12,136
General and administrative	886	724	911	4,392	3,742	4,688
Acquisition costs	—	—	19	—	—	1,061
Offering costs	—	—	—	—	—	938
Total operating expenses	5,066	4,904	5,370	21,993	21,343	24,574

Operating income (loss)	(127)	35	(532)	(2,105)	(1,455)	(5,369)

Other income (expense):
Gain on disposition of equity investment	—	—	—	2,846	2,846	1,380
Interest expense	(2,603)	(2,941)	(13,784)	(40,189)	(40,679)	(44,676)
Total other income (expense)	(2,603)	(2,941)	(13,784)	(37,343)	(37,833)	(43,296)
Net (loss)	(2,730)	(2,906)	(14,316)	(39,448)	$(39,288)	$(48,665)
Net loss attributable to non-controlling interest	—	(2,465)	—	—	(2,301)	—
Net loss attributable to Plymouth Industrial REIT, Inc. common stockholders	$(2,730)	$(441)	$(14,316)	$(39,448)	$(36,987)	$(48,665)

(In thousands)	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma Consolidated	Historical Consolidated		Pro Forma Consolidated	Historical Consolidated
	2017	2017	2016	2016	2016	2015
	(Unaudited)	(Unaudited)		(Unaudited)
Total in service Properties	20	20	20	20	20	20
NOI: (1)

Net loss	$(2,730)	$(2,906)	$(14,316)	$(39,448)	$(39,288)	$(48,665)
General and administrative	886	724	911	4,392	3,742	4,688
Acquisition expense	—	—	19	—	—	1,061
Interest expense	2,603	2,941	13,784	40,189	40,679	44,676
Depreciation and amortization	2,772	2,772	3,028	11,674	11,674	12,136
Offering costs	—	—	—	—	—	938
Other (income) expense	(1)	(1)	(30)	(3,076)	(3,076)	(1,295)

NOI	$3,530	$3,530	$3,396	$13,731	$13,731	$13,539

EBITDA: (1)

Net loss	$(2,730)	$(2,906)	$(14,316)	$(39,448)	$(39,288)	$(48,665)
Depreciation and amortization	2,772	2,772	3,028	11,674	11,674	12,136
Interest expense	2,603	2,941	13,784	40,189	40,679	44,676

EBITDA	$2,645	$2,807	$2,496	$12,415	$13,065	$8,147

FFO: (1)

Net loss	$(2,730)	$(2,906)	$(14,316)	$(39,448)	$(39,288)	$(48,665)
Depreciation and amortization	2,772	2,772	3,028	11,674	11,674	12,136
Gain on disposition of equity investment	—	—	—	(2,846)	(2,846)	(1,380)
Adjustment for unconsolidated joint ventures	—	—	—	452	452	1,363

FFO	$42	$(134)	$(11,288)	$(30,168)	$(30,008)	$(36,546)

AFFO: (1)

FFO	$42	$(134)	$(11,288)	$(30,168)	$(30,008)	$(36,546)
Amortization of above or accretion of below market lease rents	(83)	(83)	(88)	(355)	(355)	(351)
Acquisition costs	—	—	19	—	—	1,061
Offering Costs	—	—	—	—	—	938
Stock based compensation	162	—	—	650	—	—
Distributions	—	—	49	337	337	2,030
Straight line rent	(45)	(45)	(75)	(287)	(287)	(404)

AFFO	$76	$(262)	$(11,383)	$(29,823)	$(30,313)	$(33,272)

____________________

(1)	For definitions and reconciliations of net income to NOI, EBITDA, FFO and AFFO, as well as a statement disclosing the reasons why our management believes that NOI, EBITDA, FFO and AFFO provide useful information to investors as to the financial performance of our company, and, to the extent material, any additional purposes for which our management uses NOI, EBITDA, FFO and AFFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

These calculations do not assume any changes to our operations or any acquisitions or dispositions (or any transaction and pursuit costs related thereto) other than estimated recurring capital expenditures and estimated changes in general and administrative expenses, which would affect our cash flows, or change in our outstanding common stock. We cannot assure you that our actual results will be as indicated in the calculations below.

Estimated Cash Available for Distribution, as Adjusted

($ in thousands)

Pro Forma net income (loss) for the 12 Months ended December 31, 2016	$(39.448)
Less: Pro forma net (income) loss for the three months ended March 31, 2016	14,478
Add: Pro forma net income (loss) for the three months ended March 31, 2017	(2,730)

Pro forma net income for the 12 months ended March 31, 2017	(27,700)
Add: Real estate depreciation and amortization	7,533
Add: Amortization intangibles	3,885
Add: Stock based compensation	650
Less: Estimated improvements, leasing commissions and capital expenditures(1)	(2,005)
Less: Amortization of above/below market rent	(350)
Less: Straight line rent	(316)
Add: Deferred/Accrued interest-non cash	21,741
Add: Amortization of deferred financing costs	349
Add: Adjustment for general and administrative costs(2)	1,045

Estimated cash flow available for distribution	$4,832

Estimated annual distribution to stockholders(3)	$6,685

Distribution ratio based on estimated cash available for distribution to common stockholders(4)(5)	138.3%

_______________

(1)	Estimated improvements, leasing commissions and capital expenditures are estimated to be approximately $2,005,000, or $0.50 per square foot, which represents the amount we are required to pay into escrow annually to cover such expenses pursuant to the AIG Loan Agreement, which has been in effect since October 17, 2016.
(2)	Estimated additional general and administrative costs consist of legal and accounting (based upon estimates provided by our external legal and accounting professionals and management’s previous experience in managing a public REIT), insurance, travel, rent and other costs (based on proposed arrangements and anticipated activity). We have estimated a level of continuing general and administrative costs required to manage the company as a public company and to operate the Company Portfolio, including, but not limited to, salaries, board of directors fees and expenses, director’s and officer’s insurance, Sarbanes-Oxley Act compliance costs, and legal, audit and tax fees. This amount is lower than incurred previously due to professional fees related to our debt refinancing.
(3)	Represents the aggregate amount per share of the intended annual distribution multiplied by the shares of common stock that will be outstanding upon completion of this offering, the issuance of 125,000 shares of common stock to our executive officers and directors upon the closing of this offering and the Torchlight Transactions. Excludes shares of common stock that may be issued by us upon exercise of the underwriters’ option to purchase additional shares.
(4)	If the underwriters’ option to purchase up to an additional 562,500 shares of common stock from us is exercised in full at the mid-point of the price range set forth on the cover page of this prospectus, our initial annual distribution would increase by approximately $844 and our payout ratio would increase to 155.8% assuming no investment of the additional proceeds.
(5)	Because our estimated annual distribution for the 12 months ending March 31, 2018 exceeds our pro forma cash available for distribution, if our operating cash flow does not increase we may have to fund distributions from borrowings under our anticipated credit facility or other loans, selling certain of our assets or using a portion of the net proceeds we receive from this offering, declare taxable distributions or reduce such distributions.

(In thousands)	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma Consolidated	Historical Consolidated		Pro Forma Consolidated	Historical Consolidated
	2017	2017	2016	2016	2016	2015
	(Unaudited)	(Unaudited)		(Unaudited)
Rental revenue	$4,938	$4,938	$4,808	$19,658	$19,658	$19,290
Equity investment income (loss)	1	1	30	230	230	(85)
Total revenues	4,939	4,939	4,838	19,888	19,888	19,205

Operating expenses:
Property	1,408	1,408	1,412	5,927	5,927	5,751
Depreciation and amortization	2,772	2,772	3,028	11,674	11,674	12,136
General and administrative	886	724	911	4,392	3,742	4,688
Acquisition costs	—	—	19	—	—	1,061
Offering costs	—	—	—	—	—	938
Total operating expenses	5,066	4,904	5,370	21,993	21,343	24,574

Operating income (loss)	(127)	35	(532)	(2,105)	(1,455)	(5,369)

Other income (expense):
Gain on disposition of equity investment	—	—	—	2,846	2,846	1,380
Interest expense	(2,603)	(2,941)	(13,784)	(40,189)	(40,679)	(44,676)
Total other income (expense)	(2,603)	(2,941)	(13,784)	(37,343)	(37,833)	(43,296)
Net (loss)	(2,730)	(2,906)	(14,316)	(39,448)	$(39,288)	$(48,665)
Net loss attributable to non-controlling interest	—	(2,465)	—	—	(2,301)	—
Net loss attributable to Plymouth Industrial REIT, Inc. common stockholders	$(2,730)	$(441)	$(14,316)	$(39,448)	$(36,987)	$(48,665)

(In thousands)	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma Consolidated	Historical Consolidated		Pro Forma Consolidated	Historical Consolidated
	2017	2017	2016	2016	2016	2015
	(Unaudited)	(Unaudited)		(Unaudited)
Total in service Properties	20	20	20	20	20	20
NOI: (1)

Net loss	$(2,730)	$(2,906)	$(14,316)	$(39,448)	$(39,288)	$(48,665)
General and administrative	886	724	911	4,392	3,742	4,688
Acquisition expense	—	—	19	—	—	1,061
Interest expense	2,603	2,941	13,784	40,189	40,679	44,676
Depreciation and amortization	2,772	2,772	3,028	11,674	11,674	12,136
Offering costs	—	—	—	—	—	938
Other (income) expense	(1)	(1)	(30)	(3,076)	(3,076)	(1,295)

NOI	$3,530	$3,530	$3,396	$13,731	$13,731	$13,539

EBITDA: (1)

Net loss	$(2,730)	$(2,906)	$(14,316)	$(39,448)	$(39,288)	$(48,665)
Depreciation and amortization	2,772	2,772	3,028	11,674	11,674	12,136
Interest expense	2,603	2,941	13,784	40,189	40,679	44,676

EBITDA	$2,645	$2,807	$2,496	$12,415	$13,065	$8,147

FFO: (1)

Net loss	$(2,730)	$(2,906)	$(14,316)	$(39,448)	$(39,288)	$(48,665)
Depreciation and amortization	2,772	2,772	3,028	11,674	11,674	12,136
Gain on disposition of equity investment	—	—	—	(2,846)	(2,846)	(1,380)
Adjustment for unconsolidated joint ventures	—	—	—	452	452	1,363

FFO	$42	$(134)	$(11,288)	$(30,168)	$(30,008)	$(36,546)

AFFO: (1)

FFO	$42	$(134)	$(11,288)	$(30,168)	$(30,008)	$(36,546)
Amortization of above or accretion of below market lease rents	(83)	(83)	(88)	(355)	(355)	(351)
Acquisition costs	—	—	19	—	—	1,061
Offering Costs	—	—	—	—	—	938
Stock based compensation	162	—	—	650	—	—
Distributions	—	—	49	337	337	2,030
Straight line rent	(45)	(45)	(75)	(287)	(287)	(404)

AFFO	$76	$(262)	$(11,383)	$(29,823)	$(30,313)	$(33,272)

_____________________

(1)	For definitions and reconciliations of net income to NOI, EBITDA, FFO and AFFO, as well as a statement disclosing the reasons why our management believes that NOI, EBITDA, FFO and AFFO provide useful information to investors as to the financial performance of our company, and, to the extent material, any additional purposes for which our management uses NOI, EBITDA, FFO and AFFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

NOI

We consider net operating income, or NOI, to be an appropriate supplemental measure to net income because it helps both investors and management understand the core operations of our properties. We define NOI as total revenue (including rental revenue, tenant reimbursements, management, leasing and development services revenue and other income) less property-level operating expenses including allocated overhead. NOI excludes depreciation and amortization, general and administrative expenses, impairments, gain/loss on sale of real estate, interest expense, and other non-operating items.

The following is a reconciliation from pro forma and historical reported net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to NOI:

(In thousands)	Three Months Ended March 31,			Year Ended December 31,
	Pro forma Consolidated	Historical Consolidated		Pro Forma Consolidated	Historical Consolidated
	2017	2017	2016	2016	2016	2015
	(Unaudited)	(Unaudited)		(Unaudited)

Net loss	$(2,730)	$(2,906)	$(14,316)	$(39,448)	$(39,288)	$(48,665)
General and administrative	886	724	911	4,392	3,742	4,688
Acquisition expense	—	—	19	—	—	1,061
Interest expense	2,603	2,941	13,784	40,189	40,679	44,676
Depreciation and amortization	2,772	2,772	3,028	11,674	11,674	12,136
Offering costs	—	—	—	—	—	938
Other (income) expense	(1)	(1)	(30)	(3,076)	(3,076)	(1,295)
NOI	$3,530	$3,530	$3,396	$13,731	$13,731	$13,539

EBITDA

We believe that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful to investors as a supplemental measure of our operating performance as a real estate company because it is a direct measure of the actual operating results of our industrial properties. We also use this measure in ratios to compare our performance to that of our industry peers. The following table sets forth a reconciliation of our pro forma and historical EBITDA for the periods presented.

(In thousands)	Three Months Ended March 31,			Year Ended December 31,
	Pro forma Consolidated	Historical Consolidated		Pro Forma Consolidated	Historical Consolidated
	2017	2017	2016	2016	2016	2015
	(Unaudited)	(Unaudited)		(Unaudited)

Net loss	$(2,730)	$(2,906)	$(14,316)	$(39,448)	$(39,288)	$(48,665)
Depreciation and amortization	2,772	2,772	3,028	11,674	11,674	12,136
Interest expense	2,603	2,941	13,784	40,189	40,679	44,676
EBITDA	$2,645	$2,807	$2,496	$12,415	$13,065	$8,147

FFO

Funds from operations, or FFO, is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance. We consider FFO to be an appropriate supplemental measure of our operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. We define FFO, consistent with the National Association of Real Estate Investment Trusts, or NAREIT, definition, as net income, computed in accordance with GAAP, excluding gains (or losses) from sales of property, depreciation and amortization of real estate assets, impairment losses and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis. Other equity REITs may not calculate FFO in accordance with the NAREIT definition as we do, and, accordingly, our FFO may not be comparable to such other REITs’ FFO. FFO should not be used as a measure of our liquidity, and is not indicative of funds available for our cash needs, including our ability to pay dividends.

The following table sets forth a reconciliation of our pro forma and historical net loss to FFO for the periods presented:

(In thousands)	Three Months Ended March 31,			Year Ended December 31,
	Pro forma Consolidated	Historical Consolidated		Pro Forma Consolidated	Historical Consolidated
	2017	2017	2016	2016	2016	2015
	(Unaudited)	(Unaudited)		(Unaudited)

Net loss	$(2730)	$(2,906)	$(14,316)	$(39,448)	$(39,288)	$(48,665)
Depreciation and amortization	2,772	2,772	3,028	11,674	11,674	12,136
Gain on disposition of equity investment	—	—	—	(2,846)	(2,846)	(1,380)
Adjustment for unconsolidated joint ventures	—	—	—	452	452	1,363
FFO	$42	$(134)	$(11,288)	$(30,168)	$(30,008)	$(36,546)

AFFO

Adjusted funds from operation, or AFFO, is presented in addition to FFO calculated in accordance the standards set forth by NAREIT. AFFO is defined as FFO, excluding acquisition and transaction related costs as well as certain other costs that we consider to be non-recurring. The purchase of properties, and the corresponding expenses associated with that process, is a key operational feature of our business plan to generate operational income and cash flows in order to make distributions to investors. In evaluating investments in real estate, we differentiate the costs to acquire the investment from the operations derived from the investment. By excluding expensed acquisition and transaction related costs as well as other non-recurring costs, we believe AFFO provides a useful supplemental measure of our operating performance because it provides a consistent comparison of our operating performance across time periods that is comparable for each type of real estate investment and is consistent with management’s analysis of the operating performance of our properties.

AFFO further adjusts FFO for certain other non-cash items, including the amortization or accretion of above or below market rents included in revenues, straight line rent adjustments, impairment losses and non-cash equity compensation. As with FFO, our reported AFFO may not be comparable to other REITs’ AFFO, should not be used as a measure of our liquidity, and is not indicative of our funds available for our cash needs, including our ability to pay dividends.

The following table sets forth a reconciliation of our pro forma and historical FFO to AFFO.

(In thousands)	Three Months Ended March 31,			Year Ended December 31,
	Pro forma Consolidated	Historical Consolidated		Pro Forma Consolidated	Historical Consolidated
	2017	2017	2016	2016	2016	2015
	(Unaudited)	(Unaudited)		(Unaudited)

FFO	$42	$(134)	$(11,288)	$(30,168)	$(30,008)	$(36,546)
Amortization of above or accretion of below market lease rents	(83)	(83)	(88)	(355)	(355)	(351)
Acquisition costs	—	—	19	—	—	1,061
Offering Costs	—	—	—	—	—	938
Stock based compensation	162	—	—	650	—	—
Distributions	—	—	49	337	337	2,030
Straight line rent	(45)	(45)	(75)	(287)	(287)	(404)
AFFO	$76	$(262)	$(11,383)	$(29,823)	$(30,313)	$(33,272)

Inflation

The majority of our leases are either triple net or provide for tenant reimbursement for costs related to real estate taxes and operating expenses. In addition, most of the leases provide for fixed rent increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and tenant payment of taxes and expenses described above. We do not believe that inflation has had a material impact on our historical financial position or results of operations.

Pro Forma Condensed Consolidated Statement of Operations
For the Three Months Ended March 31, 2017
(Unaudited and in thousands)

	Plymouth
	Industrial	Pro Forma	Pro
	REIT, Inc.	Adjustments	Forma
	(A)	(B)

Revenues:
Rental revenue	$4,938	$—	$4,938
Other Income	1		1
Total revenues	4,939	—	4,939

Operating Expenses:
Property	1,408		1,408
Depreciation and amortization	2,772	—	2,772
General and administrative	724	162	886
Acquisition expenses	—	—	—
Total expenses	4,904	162	5,066

Operating income	35	(162)	(127)

Other expense :
Interest expense	(2,941)	338	(2,603)
Total other expense	(2,941)	338	(2,603)
Net loss	$(2,906)	$176	$(2,730)

Net loss attributable to non-controlling interest	$(2,465)	$2,465	$—

Net loss attributable to Plymouth Industrial REIT, Inc. common stockholders	$(441)	$(2,289)	$(2,730)

Loss per share	$(1.33)		$(0.63)
Weighted average shares outstanding	331,965	4,000,000	4,331,965

Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2016
(Unaudited and in thousands)

	Plymouth
	Industrial	Pro Forma	Pro
	REIT, Inc.	Adjustments	Forma
	(A)	(B)

Revenues:
Rental revenue	$19,658	$—	$19,658
Other income	230	—	230
Total revenues	19,888	—	19,888

Operating expenses:
Property	5,927		5,927
Depreciation and amortization	11,674	—	11,674
General and administrative	3,742	650	4,392
Acquisition expenses	—	—	—
Total Operating expenses	21,343	650	21,993

Operating loss	(1,455)	(650)	(2,105)

Other income (expense):
Gain on disposition of equity investment	2,846		2,846
Interest expense	(40,679)	490	(40,189)
Total other expense	(37,833)	490	(37,343)

Net loss	(39,288)	(160)	(39,448)

Net loss attributable to non-controlling interest	(2,301)	2,301	—

Net loss attributable to Plymouth Industrial REIT, Inc.	(36,987)	(2,461)	(39,448)

Loss per share	$(111.42)		$(9.10)

Weighted average shares outstanding	331,965	4,000,000	4,331,965

Plymouth Industrial REIT, Inc.

Notes to Unaudited Pro Forma

Condensed Consolidated Financial Statements

(dollars in thousands)

1. Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2017

(A) Reflects the historical Condensed Consolidated Balance Sheet of Plymouth Industrial REIT, Inc. as of March 31, 2017.

(B) Reflects the net proceeds of the offering in the amount of $68,600 for the issuance of 3,750,000 shares of common stock, par value $0.01, at $20 per share.  It also reflects the private placement in which 250,000 shares of common stock, par value $0.01 per share, will be issued to Torchlight in partial satisfaction ($5,000) of the redemption of the Preferred Member Interest and an aggregate of 110,000 restricted shares of the Company’s common stock to be granted to the Company’s executive officers and an aggregate of 15,000 restricted shares of the Company’s common stock to be granted to the Company’s independent directors, in each case, upon the closing of this offering.

(C) Reflects the agreed redemption of the Preferred Member Interest at the time of the offering. The non-controlling interest is eliminated effective with the redemption of the Preferred Member Interest.

2. Notes to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 2017

(A) Reflects the historical condensed consolidated statement of operations of Plymouth Industrial REIT, Inc. for the three months ended March 31, 2017.

(B) Reflects an adjustment for the elimination of interest expense related to the Preferred Member Interest considered redeemed as of the first day of the period ended March 31, 2017 and reflects stock-based compensation associated with the issuance of an aggregate of 125,000 shares of the Company’s common stock to be issued to the Company’s executive officers and independent directors upon the closing of this offering which is recognized over the applicable annual vesting and related service period of the 110,000 shares to be granted to the Company’s executive officers (four years) and the 15,000 shares to be granted to the Company’s independent directors (three years).

As part of the Torchlight transactions the Company granted Torchlight warrants to purchase 250,000 shares of the Company’s common stock at $24 per share. The warrants expire five years from the closing of the offering. The weighted average shares outstanding for the period ended March 31, 2017 does not include the 125,000 shares of common stock to be issued to the Company’s executive officers and independent directors upon the closing of the offering. There were no vested shares for the three months ended March 31, 2017 on a pro forma basis.

3. Notes to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2016

(A) Reflects the historical consolidated statement of operations of Plymouth Industrial REIT, Inc. for the year ended December 31, 2016.

(B) Reflects an adjustment for the elimination of interest expense related to the preferred member interest considered redeemed as of the first day of the year ended December 31, 2016 and reflects stock-based compensation associated with the issuance of an aggregate of 125,000 shares of the Company’s common stock to be issued to the Company’s executive officers and independent directors upon the closing of the offering which is recognized over the applicable annual vesting and related service period of the 110,000 shares to be granted to the Company’s executive officers (four years) and the 15,000 shares to be granted to the Company’s independent directors (three years).

As part of the Torchlight transactions the Company granted Torchlight warrants to purchase 250,000 shares of common stock at $24 per share. The warrants expire five years from the closing of the offering. The weighted average shares outstanding for the year ended December 31, 2016 does not include the 125,000 shares of the Company’s common stock to be issued to the Company’s executive officers and independent directors upon the closing of this offering. There were no vested shares for the year ended December 31, 2016 on a pro forma basis.

Plymouth Industrial REIT, Inc. has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Updated Preliminary Prospectus and other documents Plymouth Industrial REIT Inc. has filed with the SEC (including Amendment No. 8) for more complete information about Plymouth Industrial REIT, Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Updated Preliminary Prospectus may be obtained from D.A. Davidson & Co., by telephone at (800) 332-5915, or by email at prospectusrequest@dadco.com